SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                          Information to be Included in
                    Statements Filed Pursuant to 13d-1(a) and
                  Amendments Thereto Filed Pursuant to 13d-2(a)


                                (Amendment No. 1)

                       BROOKDALE LIVING COMMUNITIES, INC.
                       ----------------------------------
                                (Name of Issuer)


                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)


                                   112462-10-6
                                   -----------
                                 (CUSIP Number)


                                 Health Partners
                               54 Thompson Street
                            New York, New York 10012
                        Attention: David A. Spuria, Esq.
                                 (212) 965-0800
                                 --------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                  July 26, 2000
                                  -------------
             (Date of event which requires filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ]




33560.0021

---------------------------------------                                                             -----------------------------

CUSIP No.  112462 10 6                                                                              Page 2 of 12
---------------------------------------                                                             -----------------------------

------------ --------------------------------------------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
             HEALTH PARTNERS
------------ --------------------------------------------------------------------------------------------------------------------

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                      (a) |_|
                                                                                                                    (b) |X|
------------ --------------------------------------------------------------------------------------------------------------------

3            SEC USE ONLY
------------ --------------------------------------------------------------------------------------------------------------------

4            SOURCE OF FUNDS
             00 - CONTRIBUTIONS FROM PARTNERS
------------ --------------------------------------------------------------------------------------------------------------------

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                     |_|
------------ --------------------------------------------------------------------------------------------------------------------

6            CITIZENSHIP OR PLACE OF ORGANIZATION
             BERMUDA
---------------------- --------- ---------------------------------------- -------------------------------------------------------

  NUMBER OF SHARES     7         SOLE VOTING POWER                        0
 BENEFICIALLY OWNED
  BY EACH REPORTING
     PERSON WITH
                       --------- ---------------------------------------- -------------------------------------------------------

                       8         SHARED VOTING POWER                      5,479,452*
                       --------- ---------------------------------------- -------------------------------------------------------

                       9         SOLE DISPOSITIVE POWER                   0
                       --------- ---------------------------------------- -------------------------------------------------------

                       10        SHARED DISPOSITIVE POWER                 5,479,452*
------------ --------------------------------------------------------------------------------------------------------------------

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             5,479,452*
------------ --------------------------------------------------------------------------------------------------------------------

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES                                        |_|
------------ --------------------------------------------------------------------------------------------------------------------

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             32.1%
------------ --------------------------------------------------------------------------------------------------------------------

14           TYPE OF REPORTING PERSON
             PN
------------ --------------------------------------------------------------------------------------------------------------------



---------------------------------------                                                             -----------------------------

CUSIP No.  112462 10 6                                                                              Page 3 of 12
---------------------------------------                                                             -----------------------------

------------ --------------------------------------------------------------------------------------------------------------------

1            NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
             CAPITAL Z FINANCIAL SERVICES FUND II, L.P.*
------------ --------------------------------------------------------------------------------------------------------------------

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                      (a) |_|
                                                                                                                    (b) |X|
------------ --------------------------------------------------------------------------------------------------------------------

3            SEC USE ONLY
------------ --------------------------------------------------------------------------------------------------------------------

4            SOURCE OF FUNDS
             00 - CONTRIBUTIONS FROM PARTNERS
------------ --------------------------------------------------------------------------------------------------------------------

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                     |_|
------------ --------------------------------------------------------------------------------------------------------------------

6            CITIZENSHIP OR PLACE OF ORGANIZATION
             BERMUDA
---------------------- --------- ---------------------------------------- -------------------------------------------------------

  NUMBER OF SHARES     7         SOLE VOTING POWER                        0
 BENEFICIALLY OWNED
  BY EACH REPORTING
     PERSON WITH
                       --------- ---------------------------------------- -------------------------------------------------------

                       8         SHARED VOTING POWER                      5,479,452*
                       --------- ---------------------------------------- -------------------------------------------------------

                       9         SOLE DISPOSITIVE POWER                   0
                       --------- ---------------------------------------- -------------------------------------------------------

                       10        SHARED DISPOSITIVE POWER                 5,479,452*
------------ --------------------------------------------------------------------------------------------------------------------

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             5,479,452*
------------ --------------------------------------------------------------------------------------------------------------------

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES                                        |_|
------------ --------------------------------------------------------------------------------------------------------------------

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             32.1%
------------ --------------------------------------------------------------------------------------------------------------------

14           TYPE OF REPORTING PERSON
             PN
------------ --------------------------------------------------------------------------------------------------------------------


* SOLELY IN ITS CAPACITY AS GENERAL PARTNER OF HEALTH PARTNERS.


---------------------------------------                                                             -----------------------------

CUSIP No.  112462 10 6                                                                              Page 4 of 12
---------------------------------------                                                             -----------------------------

------------ --------------------------------------------------------------------------------------------------------------------

1            NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
             CAPITAL Z PARTNERS, L.P.*
------------ --------------------------------------------------------------------------------------------------------------------

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                      (a) |_|
                                                                                                                    (b) |X|
------------ --------------------------------------------------------------------------------------------------------------------

3            SEC USE ONLY
------------ --------------------------------------------------------------------------------------------------------------------

4            SOURCE OF FUNDS
             00 - CONTRIBUTIONS FROM PARTNERS
------------ --------------------------------------------------------------------------------------------------------------------

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                     |_|
------------ --------------------------------------------------------------------------------------------------------------------

6            CITIZENSHIP OR PLACE OF ORGANIZATION
             BERMUDA
---------------------- --------- ---------------------------------------- -------------------------------------------------------

  NUMBER OF SHARES     7         SOLE VOTING POWER                        0
 BENEFICIALLY OWNED
  BY EACH REPORTING
     PERSON WITH
                       --------- ---------------------------------------- -------------------------------------------------------

                       8         SHARED VOTING POWER                      5,479,452*
                       --------- ---------------------------------------- -------------------------------------------------------

                       9         SOLE DISPOSITIVE POWER                   0
                       --------- ---------------------------------------- -------------------------------------------------------

                       10        SHARED DISPOSITIVE POWER                 5,479,452*
------------ --------------------------------------------------------------------------------------------------------------------

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             5,479,452*
------------ --------------------------------------------------------------------------------------------------------------------

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES                                        |_|
------------ --------------------------------------------------------------------------------------------------------------------

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             32.1%
------------ --------------------------------------------------------------------------------------------------------------------

14           TYPE OF REPORTING PERSON
             PN
------------ --------------------------------------------------------------------------------------------------------------------


* SOLELY IN ITS CAPACITY AS THE SOLE GENERAL PARTNER OF CAPITAL Z FINANCIAL
SERVICES FUND II, L.P.


---------------------------------------                                                             -----------------------------

CUSIP No.  112462 10 6                                                                              Page 5 of 12
---------------------------------------                                                             -----------------------------

------------ --------------------------------------------------------------------------------------------------------------------

1            NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
             CAPITAL Z PARTNERS, LTD.*
------------ --------------------------------------------------------------------------------------------------------------------

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                      (a) |_|
                                                                                                                    (b) |X|
------------ --------------------------------------------------------------------------------------------------------------------

3            SEC USE ONLY
------------ --------------------------------------------------------------------------------------------------------------------

4            SOURCE OF FUNDS
             00 - CONTRIBUTIONS FROM PARTNERS
------------ --------------------------------------------------------------------------------------------------------------------

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                     |_|
------------ --------------------------------------------------------------------------------------------------------------------

6            CITIZENSHIP OR PLACE OF ORGANIZATION
             BERMUDA
---------------------- --------- ---------------------------------------- -------------------------------------------------------

  NUMBER OF SHARES     7         SOLE VOTING POWER                        0
 BENEFICIALLY OWNED
  BY EACH REPORTING
     PERSON WITH
                       --------- ---------------------------------------- -------------------------------------------------------

                       8         SHARED VOTING POWER                      5,479,452*
                       --------- ---------------------------------------- -------------------------------------------------------

                       9         SOLE DISPOSITIVE POWER                   0
                       --------- ---------------------------------------- -------------------------------------------------------

                       10        SHARED DISPOSITIVE POWER                 5,479,452*
------------ --------------------------------------------------------------------------------------------------------------------

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             5,479,452*
------------ --------------------------------------------------------------------------------------------------------------------

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES                                        |_|
------------ --------------------------------------------------------------------------------------------------------------------

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             32.1%
------------ --------------------------------------------------------------------------------------------------------------------

14           TYPE OF REPORTING PERSON
             PN
------------ --------------------------------------------------------------------------------------------------------------------


* SOLELY IN ITS CAPACITY AS THE SOLE GENERAL PARTNER OF CAPITAL Z PARTNERS, L.P.


           This Amendment No. 1 ("Amendment") to the Statement on Schedule 13D filed November 22, 1999 (the "Schedule 13D") is filed jointly by Health Partners, Capital Z Financial Services Fund II, L.P., Capital Z Partners, L.P. and Capital Z Partners, Ltd. (the foregoing entities collectively referred to herein as the "Filing Parties"; individually, a "Filing Party"). This statement relates to shares of common stock, par value $0.01 per share ("Common Stock"), of Brookdale Living Communities, Inc., a Delaware corporation (the "Company"). All capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.


Item 4.              Purpose of Transaction.

                     Item 4 is hereby amended and supplemented to add the following:

                     [See Item 6 below]


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

                     Item 6 is hereby amended and supplemented to add the following:

                     On July 26, 2000, Health Partners executed a binding contribution agreement (the "Contribution Agreement") pursuant to which it agreed to contribute the Company's $100,000,000 aggregate principal amount of 5 1/2% Convertible Subordinated Note (the "Convertible Note") to Fortress Brookdale Acquisition LLC ("Purchaser") in exchange for 40.7% of the membership interests in Purchaser. Pursuant to the Contribution Agreement, the Convertible Note will be contributed to Purchaser on the date immediately following the expiration or earlier termination of the Offer (as defined herein). On July 26, 2000, Purchaser entered into an Agreement and Plan of Merger, dated as of July 26, 2000, by and among Fortress Registered Investment Trust ("FRIT"), Purchaser, FBZ Acquisition Corp. and the Company (the "Merger Agreement") which contemplated an offer to purchase for cash the outstanding shares of the Company's Common Stock (not already owned by Purchaser) at $15.25 per share (the "Offer"). As of August 1, 2000, Purchaser commenced the Offer which is currently scheduled to expire September 5, 2000. FRIT and Health Partners entered into Purchaser's Amended and Restated Limited Liability Company Agreement, dated as of July 26, 2000, by and between Health Partners and FRIT (the "LLC Agreement"), to establish Purchaser as a separate, stand-alone entity with independent governance provisions. As described in the LLC Agreement, the parties thereto have agreed Purchaser will not take any significant action, including any with respect to the conduct of the Offer and any other transactions contemplated by the Merger Agreement, without the approval of two-thirds of Purchaser's Operating Committee (as defined in the LLC Agreement). The Operating Committee members in accordance with customary fiduciary duty precepts direct the affairs of Purchaser for the benefit of equity holders taken as a whole rather than for the benefit of any particular equity holder. Purchaser will make all investment and voting decisions with respect to the securities of the Company.

                     Accordingly, the Filing Parties retain shared beneficial ownership of the shares issuable upon conversion of the Convertible Note until such date as the Offer expires or otherwise terminates and the Convertible Note is contributed to Purchaser. At that time, Purchaser shall be the sole beneficial owner of the shares issuable upon conversion of the Convertible Note and Health Partners shall own only equity interests in Purchaser.



Item 7.           Material to be Filed as Exhibits.

                  99(f) Agreement and Plan of Merger, dated as of July 26, 2000, by and among Fortress Registered Investment Trust, Purchaser, FBZ Acquisition Corp. and the Company.*

                  99(g) Amended and Restated Limited Liability Company Agreement of Purchaser, dated as of July 26, 2000, by and among Purchaser, Fortress Registered Investment Trust and Health Partners.

                  99(h) Contribution Agreement, dated as of July 26, 2000, by and among Purchaser, Fortress Registered Investment Trust and Health Partners.


                  * Incorporated by reference to the Company's Current Report on Form 8-K as filed with the Securities and Exchange Commission on July 28, 2000.

                                    SIGNATURE


                     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                      Date:  August 28, 2000


                      HEALTH PARTNERS

                      By:  Capital Z Financial Services Fund II, L.P.,
                                its General Partner

                      By:  Capital Z Partners, L.P., its General Partner

                      By:  Capital Z Partners, Ltd., its General Partner

                      By:  /s/ David A. Spuria
                           --------------------------------------------------
                           David A. Spuria
                           General Counsel, Vice President of Administration and Secretary

                                    SIGNATURE

                     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                 Date:  August 28, 2000


                 CAPITAL Z FINANCIAL SERVICES
                 FUND II, L.P.

                 By:  Capital Z Partners, L.P., its General Partner

                 By:  Capital Z Partners, Ltd., its General Partner

                 By:  /s/ David A. Spuria
                      ---------------------------------------------------
                      David A. Spuria
                      General Counsel, Vice President of Administration and Secretary

                                    SIGNATURE


                     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                       Date:  August 28, 2000



                       CAPITAL Z PARTNERS, L.P.

                       By:  Capital Z Partners, Ltd., its General Partner

                       By:  /s/ David A. Spuria
                            ------------------------------------------------
                            David A. Spuria
                            General Counsel, Vice President of Administration and Secretary

                                    SIGNATURE


                     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                         Date:  August 28, 2000


                         CAPITAL Z PARTNERS, LTD.


                         By:  /s/ David A. Spuria
                              ---------------------------------------------
                              David A. Spuria
                              General Counsel, Vice President of Administration and Secretary

                                  Exhibit Index
                                  -------------


                                        Name of Exhibit
                                        ---------------

         99(f) Agreement and Plan of Merger, dated as of July 26, 2000, by and among Fortress Registered Investment Trust, Purchaser, FBZ Acquisition Corp. and the Company.*

         99(g) Amended and Restated Limited Liability Company Agreement of Purchaser, dated as of July 26, 2000, by and among Purchaser, Fortress Registered Investment Trust and Health Partners.

         99(h) Contribution Agreement, dated as of July 26, 2000, by and among Purchaser, Fortress Registered Investment Trust and Health Partners.


         * Incorporated by reference to the Company's Current Report on Form 8-K as filed with the Securities and Exchange Commission on July 28, 2000.